Genzyme Begins Shipping Fabrazyme from Newly Approved

Framingham Manufacturing Plant

Paris, France - March 1, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) and its subsidiary Genzyme today announced that Genzyme has begun shipping Fabrazyme® (agalsidase beta) produced at its newly approved plant in Framingham, Massachusetts. As previously communicated, patients in the U.S. are now able to return to full dosing in March. In addition, all new patients in the U.S. are eligible to begin Fabrazyme treatment, at full dosing levels.

“The ability to meet the needs of patients in the U.S. is an important first step in restoring unconstrained supply for all patients globally throughout the course of 2012,” said Genzyme’s President and CEO David Meeker.

In Europe the process of moving the most severely affected patients to full dose of Fabrazyme will begin in March 2012. Globally, the complete return to normal supply levels of Fabrazyme will begin in the second quarter and continue throughout the year as planned, as Genzyme works to obtain all global regulatory approvals throughout the year and to build inventory.

The Food and Drug Administration (FDA) and the European Medicines Agency (EMA) approved the manufacturing plant in Framingham, Mass., for the production of Fabrazyme in January 2012.

About Fabry Disease

Fabrazyme is approved for treatment of Fabry disease, an inherited condition that is characterized by excessive accumulation of the lipid GL-3 in various organs and tissues, which over time can cause renal, cardiac and cerebrovascular events. As a result, patients with Fabry disease typically have a shortened life span, and children must often cope with significant pain and disability. Fabry disease is an inherited and life threatening disease linked to the X chromosome which affects approximately 5,000 patients in the world.

About Genzyme, a Sanofi Company

Genzyme has pioneered the development and delivery of transformative therapies for patients affected by rare and debilitating diseases for over 30 years. We accomplish our goals through world-class research and with the compassion and commitment of our employees. With a focus on rare diseases and multiple sclerosis, we are dedicated to making a positive impact on the lives of the patients and families we serve. That goal guides and inspires us every day. Genzyme’s portfolio of transformative therapies, which are marketed in countries around the world, represents groundbreaking and life-saving advances in medicine. As a Sanofi company, Genzyme benefits from the reach and resources of one of the world’s largest pharmaceutical companies, with a shared commitment to improving the lives of patients. Learn more at www.genzyme.com.

Genzyme® is a registered trademark of Genzyme Corporation. All rights reserved.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi Media Relations	Sanofi Investor Relations
Marisol Péron	Sébastien Martel
Tél. : +33 (0) 1 53 77 45 02	Tél. : +33 (0) 1 53 77 45 45
E-mail : mr@sanofi.com	E-mail : ir@sanofi.com

Genzyme Media Relations
Lori Gorski
(617) 768-9344
E-mail : Lori.gorski@genzyme.com